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[redacted]

12013095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 29 2012
Washington, DC
196

SEC FILE NUMBER
8- 66108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BOSTONIA GLOBAL SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 BOYLSTON STREET, 7TH FLOOR
(No. and Street)

BOSTON	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony S. Diamos **(404) 536-6984**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROGERS, SULESKI & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

464 HILLSIDE AVE, SUITE 202	NEEDHAM HEIGHTS	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Anthony S. Diamos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bostonia Global Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD HOFMANN
NOTARY PUBLIC
FULTON COUNTY, GEORGIA
MY COMM. EXPIRES
8/11/2013

Notary Public

Signature

Financial & Operations Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2011 and 2010

ROGERS-SULESKI & ASSOCIATES, LLC

Certified Public Accountants

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2011 and 2010

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2011 and 2010

<u>Contents</u> | ***<u>Page(s)</u>***

RSA
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Auditor's Report

To the Members of
Bostonia Global Securities LLC
Boston, Massachusetts

We have audited the accompanying balance sheet of Bostonia Global Securities LLC as of December 31, 2011 and 2010, and the related statements of income, members' equity, and cash flows for the years ended December 31, 2011 and 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostonia Global Securities LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Income Statement Schedule and the Computation of Net Capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 24, 2012

BOSTONIA GLOBAL SECURITIES LLC

Balance Sheet

As of December 31, 2011 and 2010

	2011	2010
ASSETS		
Current assets:		
Cash - unrestricted	$1,169,567	$ 962,798
Cash - restricted	109,884	109,770
Deposits	483	695
Deposit account, clearing broker	99,002	100,000
Prepaid insurance	-	30,805
Due from affiliates	21,081	6,784
Total current assets	1,400,017	1,210,852
Property and equipment, net	133,022	111,287
Other assets:		
Investments	-	60,000
Total other assets	-	60,000
Total Assets	$1,533,039	$1,382,139
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accrued profit sharing	$ 15,236	$ -
Accrued expenses	12,000	15,121
Reserve for Tullytown	11,733	-
Other current liabilities	4,357	-
Total current liabilities	43,326	15,121
Members' equity:		
Membership units	87,500	87,500
Accumulated capital	1,402,213	1,279,518
Total members' equity	1,489,713	1,367,018
Total Liabilities and Members' Equity	$1,533,039	$1,382,139

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC
Statement of Income
For the Years Ended December 31, 2011 and 2010

	2011	2010
Net revenue	$6,100,730	$17,442,275
Operating expenses	3,373,844	7,936,327
Net income	$2,726,886	$ 9,505,948

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC

Statement of Members' Equity

For the Years Ended December 31, 2011 and 2010

	Membership Units	*Accumulated Capital*	*Total Members' Equity*
Balance at December 31, 2009	87,500	$ 1,389,323	$ 1,476,823
Net income	-	9,505,948	9,505,948
Members' capital distributions	-	(9,620,235)	(9,620,235)
Balance at December 31, 2010 as previously reported	87,500	1,275,036	1,362,536
Prior period adjustment: Adjustments for overstatement of a current asset and understatement of current liabilities	-	4,482	4,482
Balance at December 31, 2010 as restated	87,500	1,279,518	1,367,018
Net income	-	2,726,886	2,726,886
Members' capital distributions	-	(2,604,191)	(2,604,191)
Balance at December 31, 2011	87,500	$ 1,402,213	$ 1,489,713

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC

Statement of Cash Flows

For the Years Ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,726,886	$9,505,948
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,436	6,632
Amortization	-	372
(Increase) decrease in operating assets:		
Other current assets	31,017	(31,500)
Due to/from affiliates	(14,297)	-
Note receivable, employee	-	8,939
Reserve account, clearing broker	998	-
Increase (decrease) in operating liabilities:		
Accounts payable	-	(2,010)
Accrued expenses	(3,120)	(10,776)
Reserve for Tullytown	11,733	-
Other current liabilities	19,593	-
Net Cash Provided by Operating Activities	2,782,246	9,477,605
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(31,172)	(97,237)
Distribution of investment to members	60,000	-
Net Cash Provided by (Used in) Investing Activities	28,828	(97,237)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(2,604,191)	(9,620,235)
Net Cash Used in Financing Activities	(2,604,191)	(9,620,235)
Net (Decrease) Increase in Cash	206,883	(239,867)
Cash at Beginning of Year	1,072,568	1,312,435
Cash at End of Year		
Unrestricted	1,169,567	962,798
Restricted	109,884	109,770
	$ 1,279,451	$1,072,568

See Accompanying Notes to Financial Statements

1. Nature of Business

Bostonia Global Securities LLC (the "Company") is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts limited liability company that is a wholly-owned subsidiary of Bostonia Group, LLC (the Company's holding company). The Company specializes in the private placement of debt securities among its insurance company, pension fund, bank and other money management clients.

2. Summary of Significant Accounting Policies

FASB Accounting Standards Codification
Effective for periods ending after September 15, 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("The Codification"). "The Codification" supersedes all prior accounting pronouncements and is now the singular source of authoritative U.S. accounting and reporting standards for non-governmental entities. This change by the FASB did not change GAAP, and did not have a material effect on the Company's financial statements.

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Restricted Cash
Restricted cash consists of a bank certificate of deposit held as collateral for a standby letter of credit. The standby letter of credit secures the operating lease for the new office discussed in Note 6. As of December 31, 2011 and 2010, the restricted cash amount is $109,884 and $109,770, respectively.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes
The Company is organized as a Limited Liability Company (LLC). Under the provisions of the Internal Revenue Code, a single-member LLC is treated as a Sole Proprietorship for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company is includable in the Member's individual income tax returns.

2. *Summary of Significant Accounting Policies (continued)*

Income Taxes (continued)
Effective January 1, 2009, the Company adopted ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the years ended December 31, 2011 and 2010, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
The company records expenses for advertising when the liability is incurred. The amounts expensed for the years ended December 31, 2011 and 2010 are $10,823 and $5,150 respectively.

3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	2011	2010
Furniture and fixtures	7 or 10 years	$ 39,500	$ 13,734
Computer equipment	5 or 10 years	59,212	55,381
Office equipment	5 years	18,697	18,697
Software	3 years	1,675	1,675
Leasehold improvements	40 years	82,496	80,922
		201,580	170,409
Less accumulated depreciation		(68,558)	(59,122)
		$ 133,022	$ 111,287

3. *Property and Equipment (continued)*

Depreciation and amortization expense totaled $9,436 and $7,004 for the years ended December 31, 2011 and 2010, respectively.

4. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the years ended December 31, 2011, and 2010, the Company had net capital of $1,335,127 and $1,157,447 respectively, which was in excess of the minimum net capital of $5,000 and the Company's aggregate indebtedness to net capital ratio was 0.03 to 1 and 0.01 to 1, respectively.

5. *SEC Reporting Requirements*

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.

- Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3:

  As of December 31, 2011 and 2010, a computation of reserve requirement is not applicable to Bostonia Global Securities LLC, as the company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3:

- Under Rule 15c 3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c 3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

- A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

5. *SEC Reporting Requirements (continued)*

- A copy of the SIPC Supplement Report.
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

6. *Commitments*

Lease Commitments
The Company leased office facilities at 264 Beacon Street, Boston, MA under an operating lease agreement that expired at October 14, 2010. Beginning October 15, 2010, the Company leased new office facilities at One Exeter Plaza, Boston, MA, under an operating lease agreement that expires on October 15, 2017. This lease is secured by a standby letter of credit. The Company's annual future minimum payments required under this lease are as follows:

2012	$ 211,968
2013	217,856
2014	217,856
2015	223,744
2016	223,744
Thereafter	229,632
Total	$1,324,800

Rental expense under operating leases was approximately $31,238 and $48,959 for the years ended December 2011 and 2010, respectively.

Fully Disclosed Correspondent Clearing Agreement
During 2005, the Company entered into a fully disclosed correspondent clearing agreement with another broker-dealer (the "clearing firm"). The agreement provides, among other things, that the clearing firm will act as the securities clearing firm for the Company. The agreement also required the Company to deposit $100,000 in a reserve account with the clearing firm as a security deposit to be refunded at the termination of the agreement. During 2011 and 2010, net clearing service fees were $5,982 and $5,995, respectively.

7. *Related Party Transactions*

In the normal course of business, the Company conducts certain transactions with other related parties affiliated by common control. All of the entities are affiliated through common ownership by the parent company of Bostonia Group, LLC.

The Company created a wholly owned subsidiary named Tullytown HD, LLC to facilitate the delivery of a loan note to a corporate trust entity. This entity's sole purpose was to facilitate this transaction and not to function as an operating entity. No amounts have been reflected in the financial statements for Tullytown operations.

Following is a summary of balances and transactions with affiliates as of and for the years ended December 31, 2011 and 2010:

	2011	2010
Due from Bostonia Holding LLC	$ 16,081	$ 6,784
Due from SPA Realty Holding LLC	5,000	-
Total due from affiliates	$ 21,081	$ 6,784

8. *Profit Sharing Plan*

Beginning in 2011, the company adopted a Safe Harbor 401(k) plan for its employees. The plan permits employees to make pre-tax salary deferral contributions, and the employer can make a nonelective contribution equal to 3% of compensation to each eligible employee's account. The Company accrued a contribution under this plan of $15,236 for the year ended December 31, 2011.

9. *Change in Ownership*

Effective January 1, 2011, there was a change in ownership of the Company. A new holding company (called "Bostonia Group LLC" or the "Group") was formed as a limited liability company and holds Bostonia Partners LLC and Bostonia Global Securities LLC as wholly-owned subsidiaries. The Group has no separate business activity other than management of the subsidiaries. The Group is managed by a board of managers elected by its members. Each of the subsidiaries continues to conduct their pre-reorganization business.

10. _Subsequent Events_

The Company has evaluated subsequent events through February 24, 2012, the date on which the financial statements were available to be issued and has determined that there are no additional adjustments and/or disclosures required.

11. _Concentrations_

The Company maintains substantially all of its cash at financial institutions in bank accounts that at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

12. _Non-Cash Investing Transactions_

Non-cash investing activities for the year ended December 31, 2011 consist of the distribution of an investment to members in the amount of $60,000

13. _Adjustment of Financial Statements for Prior Period_

The retained earnings for the year ended December 31, 2010, have been restated to reflect an adjustment for security deposit, due from affiliates, and accrued expenses. The effect of this restatement was to increase retained earnings at December 31, 2010 by $4,482. The retained earnings balance previously reported was $1,275,036 and was restated to $1,279,518.

The following financial statement line items were restated as of December 31, 2010:

	Amount Previously Reported	Amount as Restated	Adjustments
Balance Sheet:			
Security deposit	$ 151	$ -	$ (151)
Due from affiliates	-	6,784	6,784
Accrued expense	12,970	15,121	(2,151)
Total adjustment to retained earnings at December 31, 2010			$ 4,482

14. Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A -5 as of December 31, 2011 and 2010

Reconciliation with company's computation of net capital included in part IIA of Form X-17A-5 consisted of the following as of December 31, 2011 and 2010:

	2011	2010
Net capital as reported in company's part IIA Un-audited FOCUS report	$1,302,931	$1,163,348
Audit adjustments:		
Accrued accounting fee adjustment	(7,698)	(5,901)
To reclass undeposited funds to cash	41,865	-
To record reserve for Tullytown	(11,733)	-
Client adjustments:		
Liability adjustments	9,762	-
Adjusted net capital	$1,335,127	$1,157,447

BOSTONIA GLOBAL SECURITIES LLC

Income Statement Schedule

For the Years Ended December 31, 2011 and 2010

	2011	2010
REVENUE		
Commissions income	$6,100,095	$17,442,262
Other income	635	13
Total revenue	$6,100,730	$17,442,275
OPERATING EXPENSES:		
Accounting expense	23,984	50,396
Advertising	10,823	5,150
Amortization	-	372
Annual report	500	500
Bank service charges	14,540	15,579
Commissions/advisory fee	1,788,327	5,613,684
Depreciation	9,436	6,632
Dues and subscriptions	108,678	86,132
Education and training	10,119	445
Equipment lease	2,322	1,169
Insurance	166,760	122,832
Legal and professional fees	143,065	197,417
License and registration	5,289	5,700
Meals and entertainment	39,404	10,564
Office supplies and expense	41,095	57,879
Payroll taxes	50,218	62,716
Postage and delivery	1,879	1,024
Rent	31,238	48,808
Regulatory	23,910	32,244
Repair and maintenance	7,588	5,100
Retirement plan	16,186	-
Salaries and wages	837,740	1,556,090
Telephone and internet	14,847	24,700
Travel and lodging	23,584	28,313
Utilities	2,312	2,881
Total operating expenses	$3,373,844	$ 7,936,327

BOSTONIA GLOBAL SECURITIES LLC

Computation of Net Capital

As of December 31, 2011 and 2010

	2011	2010
Total assets	$1,533,039	$1,382,139
Total liabilities	43,326	15,121
Net worth	1,489,713	1,367,018
Non-allowable assets	(154,586)	(209,571)
Net capital	1,335,127	1,157,447
Minimum net capital	5,000	5,000
Excess net capital	$1,330,127	$1,152,447

RSA
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c 3-3

To the Members of
Bostonia Global Securities LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Bostonia Global Securities LLC as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sullivan & Associates, LLC

Needham Heights, Massachusetts
February 24, 2012

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Agreed Upon Procedures - SIPC-7

To the Board of Directors of
Bostonia Global Securities LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Bostonia Global Securities LLC and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Bostonia Global Securities LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Bostonia Global Securities LLC's management is responsible for Bostonia Global Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the list assessment payments in Form SIPC-7 with respective cash disbursement records entries for general assessment noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no difference;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified partied listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Suleski & Associates, LLC

Needham Heights, MA 02494
February 24, 2012